May 11, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Elena Krioukova, President
Scala Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Scala Minerals, Inc.
Form SB-2, Amendment 2 filed April 1, 2005
      File No.:  333-121613

Dear Ms. Krioukova:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	References to our previous letter are to that dated March 22, 2005.

Cover Page
1. In view of the fact that the shares that the selling shareholders are selling represent 63% of all outstanding shares we consider this to be a primary offering on behalf of the issuer. It is necessary that the shares be priced for the duration of the offering. In this regard, please revise the disclosure on the cover page and wherever else applicable.

Summary
2. 	We refer to our prior comment number two and the company`s
response. Please include under this caption the forepart of your response and an affirmative statement that the management of the company does not intend to acquire or merge with another company in
the foreseeable future.
3. 	Update the "exploration expenditures" through the most recent practicable date.

Security Ownership of Certain Beneficial Owners and Management
4. We note that six of the selling stockholders each own 500,000 shares, or 6.23%, of the company`s issued and outstanding shares.
Please include those persons in the table in this section.

Shore Claims Option Agreement
5. We have reviewed your response on page 20 to our prior comment
#5.
Please clarify further the meaning of the underlined part of the following excerpt from paragraph 5.2 of the Option Agreement:
"Any
part of the Claims that Scala returns to Sostad in accordance with paragraph 5.1 shall have a minimum of one year of assessment work credited against it at the time of return."

Also, provide examples by explaining what you must pay for each claim, and when you must pay it, if you decide to abandon both claims on any of the following dates:

a. June 1, 2005 before you pay the $5,000 due by July 1, 2005;

b. June 1, 2005 after you have paid the $5,000 due by July 1, 2005;

c. August 1, after you have paid the $5,000 due by July 1, 2005;
and

d. June 1, 2006, before you pay the $45,000 due by July 1, 2006.

Geological Assessment Report:  Shore Claims
6. We repeat our prior comment #6: "You have stated that you have enclosed a copy of Dr. Molak`s report on the Shore claims. However, we are unable to locate the copy of the report. Please provide us with a copy when you file your next amendment to your registration statement."
7. We repeat our prior comment #7: "In your description of your two phase exploration program to further evaluate the Shore claims, please clarify whether the specific steps you describe were included in Dr. Molak`s report." You have not revised the disclosure. Please do so.

Plan of Operations
8. 	Please indicate the amount of cash on the books as of the
most
recent practicable date.

Exhibits
9. We repeat our prior comment #9: "Revise the third paragraph of the legality opinion to indicate that it opines upon Nevada law including the statutory provisions, all applicable provisions of the
Nevada Constitution and reported judicial decisions interpreting those laws."
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc:  	Elena Krioukova, President
      Facsimile 604-602-7593



Elena Krioukova, President
Scala Minerals, Inc.
May 11, 2005
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